UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Playtika Holding Corp.

(Name of Issuer)

Common Stock, $0.01 par value per share

(Title of Class of Securities)

72815L 107

(CUSIP Number)

Alpha Frontier Limited

c/o Giant Investment Co., Ltd.

988 Zhonkai road

Sonjiang District Shanghai, China 200160

86 (21) 3397 9999*8010

Copies to:

Ken Myers, Esq.

Fenwick & West LLP

801 California Street

Mountain View, CA 94041

(650) 988-8500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 29, 2021

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No. 72815L 107		Page 2 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Playtika Holding UK II Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 212,204,935
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,204,935
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 3 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Alpha Frontier Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 212,204,935
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,204,935
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 4 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Chongqing Cibi Business Information Consultancy Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 212,204,935
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,204,935
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 5 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Shanghai Jukun Network Technology Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 212,204,935
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 212,204,935
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.8% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 6 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Network Group Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 85,449,142
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 72,381,942

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 85,449,142
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.9%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 7 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Giant Investment Co., Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 225,272,135
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,272,135
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 8 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuzhu Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION PRC

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 225,272,135
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 212,204,935

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 225,272,135
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 55.0% (1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 9 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Hazlet Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 78,898,790
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,898,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 10 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Equal Sino Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION BVI

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 78,898,790
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,898,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 11 of 17 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Jing Shi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☑
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 78,898,790
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER 75,198,390

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,898,790
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.3%(1)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)

The percentage of shares of common stock beneficially owned by the Reporting Persons as of the date of this Schedule 13D is based on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 12 of 17 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the Common Stock, $0.01 value per share (the “Shares”), of Playtika Holding, Inc., a Delaware corporation (the “Issuer” or “Playtika”). The address of the principal executive office of the Issuer is HaChoshlim St 8 Herzliya Pituarch, Israel.

Item 2.	Identity and Background.

(a) This statement is filed by Playtika Holding UK II Limited (“PHUKII”), Alpha Frontier Limited (“Alpha”), Chongqing Cibi Business Information Consultancy Co., Limited (“Chongqing”), Shanghai Jukun Network Technology Co., Limited. (“Shanghai Jukun”), Giant Network Group Co., Limited (“Giant”), Giant Investment Co., Limited (“Giant Investment”), Yuzhu Shi, Hazlet Global Limited (“Hazlet”), Equal Sino Limited (“Equal Sino”), and Jing Shi. Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”

212,204,935 of the Shares are held directly by PHUKII. PHUKII is wholly owned by Alpha. Chongqing owns a 69.61% interest in the ordinary shares of PHUKII owned by Alpha. 100% of the economic rights of Chongqing are wholly owned by Shanghai Jukun. Giant directly and indirectly owns 49.00% of the economic interests of Shanghai Jukun. Giant Investment owns 51.0% of the economic interests of Shanghai Jukun and 27.87% of the economic interests of Giant through its wholly owned subsidiary Shanghai Giant Investment Management Co., Ltd. Yuzhu Shi owns 97.86% of the economic interests of Giant Investment and indirectly owns a 73.46% interest in the ordinary shares of PHUKII owned by Alpha through Giant Investment and entities controlled by it. Hazlet owns a 26.54% interest in the ordinary shares of PHUKII owned by Alpha and owns directly 22,578,059 Shares. 3,700,400 of the Shares owned by Hazlet are for the economic benefit of certain non-affiliated entities, but Hazlet retains voting rights over such Shares. All of the economic interests of Alpha and 18,877,659 of the Shares held directly by Hazlet are in turn owned by Equal Sino Limited, which is in turn wholly owned by Jing Shi, Yuzhu Shi’s daughter.

(b) The address of the principal business office of each of PHUKII, Alpha, Chongqing, Shanghai Jukun, Giant, Giant Investment, Hazlet, Equal Sino, Mr. Shi and Ms. Shi is 988 Zhonkai road, Sonjiang District Shanghai, China 200160.

(c) The principal business occupation of PHUKII is to act as an intermediary holding corporation for the equity interests of Playtika. The principal business of Alpha, Chongqing, Shanghai Jukun, Giant Investment, Hazlet and Equal Sino is to act as investment holding companies. The principal business of Giant is the development and operation of online games. Mr. Shi’s present occupation is the Chairman of the Board of Giant. Ms. Shi’s present occupation is merchant.

(d) No Reporting Person, during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 13 of 17 Pages

(f) Citizenship of the Reporting Persons is as set forth below:

PHUKII	England and Wales
Alpha	Cayman Islands
Chongqing	People’s Republic of China
Shanghai Jukun	People’s Republic of China
Giant	People’s Republic of China
Giant Investment	People’s Republic of China
Yuzhu Shi	People’s Republic of China
Hazlet	British Virgin Islands
Equal Sino	British Virgin Islands
Jing Shi	Singapore

Item 3.	Source and Amount of Funds or Other Consideration.

To the extent required by Item 3 of Schedule 13D, the information contained in (or incorporated by reference to) Item 4 of this Schedule 13D is incorporated herein by reference.

Item 4.	Purpose of Transaction.

(a) and (b)

In July 2016, Giant along with a consortium of other investors, through Alpha, acquired the Issuer’s business from Caesars Interactive Entertainment, Inc. for approximately $4.4 billion. Following this acquisition, Alpha owned 100% of the Issuer’s collective business.

On January 20, 2021, the Issuer closed its initial public offering (“IPO”). As a selling stockholder in the IPO, PHUKII sold 61,406,500 shares of Common Stock. Upon the completion of the IPO, PHUKII owned 316,593,500 shares of Common Stock, or 77.3% of the Common Stock then outstanding.

On March 29, 2021, PHUKII distributed to certain equity holders of Alpha other than the Reporting Persons 81,810,506 shares of Common Stock pursuant to a distribution agreement dated as of December 17, 2020 and distributed 22,578,059 shares of Common Stock to Hazlet. Following such distributions, PHUKII owned 212,204,935 shares of Common Stock, or 51.8% of the Common Stock then outstanding and Hazlet owns (i) an additional 18,877,659 shares of Common Stock, or 4.6% of the Common Stock then outstanding, in which Equal Sino and Ms. Shi hold beneficial interests and (ii) an additional 3,700,400 shares of Common Stock, or 0.9% of the Common Stock then outstanding, which is held for the economic benefit of certain non-affiliated entities.

The Reporting Persons may from time to time make additional purchases of or dispose of Common Stock, either in the open market or in private transactions depending on the Reporting Persons’ respective businesses, prospects and financial conditions, the market for the Common Stock, general economic conditions, stock market conditions and other future developments.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 14 of 17 Pages

The securities reported herein were acquired solely for investment purposes with the aim of increasing the value of the investment and the Issuer. Other than as described above, the Reporting Persons do not have any plans or proposals which would result in any of the following:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	Any material change in the present capitalization or dividend policy of the Issuer;

(f)	Any other material change in the Issuer’s business or corporate structure;

(g)	Changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person;

(h)

Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

(j)	Any action similar to any of those enumerated above.

The Reporting Persons may change their plans or proposals in the future. In determining from time to time whether to sell or retain any shares of Common Stock reported as beneficially owned in this Schedule 13D, the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons reserve the right to acquire additional securities of the Issuer in the open market, in privately negotiated transactions or otherwise, to dispose of all or a portion of their holdings of securities of the Issuer or to change their intention with respect to any or all of the matters referred to in this Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) — (b)

The aggregate percentage of Shares reported beneficially owned by each person named herein is determined in accordance with SEC rules and is based upon on 409,604,218 outstanding common stock as disclosed by the Issuer in its Annual Report on Form 10-K, as filed with the SEC on February 26, 2021. The applicable SEC rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities.

As of the date of this filing, PHUKII directly owned 212,204,935 of the Shares. PHUKII is wholly owned by Alpha. Chongqing owns a 69.61% interest in the ordinary shares of PHUKII owned by Alpha. 100% of the economic rights of Chongqing are wholly owned by Shanghai Jukun. Giant directly and indirectly owns 48.9% of the economic interests of Shanghai Jukun. Giant Investment owns 51.0% of the economic interests of Shanghai Jukun and 27.87% of the economic interests of Giant through its wholly-owned subsidiary Shanghai Giant Investment Management Co., Ltd. Yuzhu Shi owns 97.86% of the economic interests of Giant Investment and indirectly owns a 73.46% interest in the ordinary shares of PHUKII owned by Alpha through Giant Investment and entities controlled by it and may be deemed to beneficially owned all of the Shares owned by PHUKII. Hazlet owns a 26.54% interest in the ordinary shares of PHUKII owned by Alpha and owns directly 22,578,059 Shares. 3,700,400 of the Shares owned

SCHEDULE 13D
CUSIP No. 72815L 107		Page 15 of 17 Pages

by Hazlet are for the economic benefit of certain non-affiliated entities, but Hazlet retains voting rights over such Shares. All of the economic interests of Alpha and 18,877,659 of the Shares held directly by Hazlet are in turn owned by Equal Sino Limited, which is in turn wholly owned by Jing Shi, Yuzhu Shi’s daughter.

In addition, Giant further has the right to vote an additional 13,067,200 Shares held by certain stockholders of the Issuer that received equity of the Issuer pursuant to the Issuer’s 2020 Incentive Award Plan (the “Employee Stockholders”).

(c) Except as disclosed in Item 3, the Reporting Persons have not affected any transactions during the past sixty (60) days in any Shares.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stockholders’ Agreement

On June 26, 2020, the Reporting Persons entered into the Playtika Holding Corp. Equity Plan Stockholders Agreement (the “Stockholders’ Agreement”), pursuant to which, among other things, the Employee Stockholders granted an irrevocable voting proxy of each of his or her shares to Giant. On January 20, 2021, the Reporting Persons and the other parties thereto amended the Stockholders Agreement to extend the proxy governing the shares of common stock held by the Employee Stockholders on substantially similar terms until the first date on which Giant Network Group Co., Ltd. and its affiliates (including the Reporting Persons) collectively cease to beneficially own shares representing more than forty percent (40%) of the combined voting power of the Issuer’s issued and outstanding shares of common stock.

Lock-up Agreement

In connection with the IPO, PHUKII entered into a lockup agreement, pursuant to which PHUKII agreed not to sell or transfer any Shares or securities convertible into, exchangeable for, exercisable for, or repayable with Shares, for 180 days (with respect to 50% of such Shares) or 365 days (with respect to the remaining 50% of such Shares) after January 14, 2021 without first obtaining the written consent of Morgan Stanley & Co. LLC or Credit Suisse Securities (USA) LLC. Pursuant to the lockup agreement, PHUKII may distribute its Shares to its equity holders provided that such recipients enter into a lock-up letter substantially in the form of its lock-up agreement. The distribution of the Shares described in Item 4 above complied with these terms. This lock-up provision applies to shares of Common Stock and to securities convertible into or exchangeable or exercisable for or repayable with shares of Common Stock. It also applies to shares of Common Stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

SCHEDULE 13D
CUSIP No. 72815L 107		Page 16 of 17 Pages

Item 7.	Material to be Filed as Exhibits.

Exhibit	Title

99.1	Joint Filer Agreement

99.2	Form of Lockup Agreement. (incorporated by reference to Exhibit 1.1 to the Issuer’s Registration Statement on Form S-1 filed on January 7. 2021).

99.3	Playtika Equity Plan Stockholders’ Agreement, dated as of June 26, 2020, by and among Playtika Holding Corp, and certain of its stockholders, including the Reporting Persons. (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 filed on December 18, 2020).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2021	PLAYTIKA HOLDING UK II LIMITED

	By:	/s/ Tian Lin
	Name:	Tian Lin
	Title:	Director

	By:	/s/ Ron Gaim Korczak
	Name:	Ron Haim Korczak
	Title:	Director

ALPHA FRONTIER LIMITED

By:	/s/ Chen Ting
Name:	Chen Ting
Title:	Director

CHONGQING CIBI BUSINESS INFORMATION CONSULTANCY CO., LIMITED

By:	/s/ Fei Youngjun
Name:	Fei Yongjun
Title:	Legal Representative & Authorized Signatory

SHANGHAI JUKUN NETWORK TECHNOLOGY COMPANY LIMITED

By:	/s/ Fei Youngjun
Name:	Fei Yongjun
Title:	Legal Representative & Authorized Signatory

GIANT NETWORK GROUP COMPANY LIMITED

By:	/s/ Liu Wei
Name:	Liu Wei
Title:	Director & Authorized Signatory

GIANT INVESTMENT COMPANY LIMITED

By:	/s/ Shi Yuzhu
Name:	Shi Yuzhu
Title:	Director & Authorized Signatory

YUZHU SHI

/s/ Shi Yuzhu

HAZLET GLOBAL LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

EQUAL SINO LIMITED

By:	/s/ Wang Ruofei
Name:	Wang Ruofei
Title:	Director

JING SHI

/s/ Jing Shi